UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 0-30628
ALVARION LTD.

(Translation of registrant’s name into English)

15 Ha-Melacha Street, Afek Industrial Park, Rosh Haayin 4809136, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Alvarion Ltd. (in receivership) (the “Registrant”) hereby advises that its Annual General Meeting of Shareholders (the “Meeting”) which was scheduled for August 1, 2013 has been cancelled.  The Registrant did not deliver the Meeting’s materials (proxy statements and/or proxy cards) to shareholders as required, thereby undermining the shareholders ability to vote on the proposed agenda and compromising the validity of the Meeting.  Accordingly, the Meeting was cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD. (in receivership)

Date: August 1, 2013	By:	/s/ Yoav Kfir
		Name:	Yoav Kfir
		Title:	Court Appointed Receiver